Exhibit 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included in Part I, Item 1 of this Quarterly Report and the section contained in our registration statement on Form F-1 — Management’s Discussion and Analysis of Financial Condition and Results of Operations”. This discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Many of the forward-looking statements contained in this report can be identified by the use of forward looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this document and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk factors” in the registration statement on Form F-1 filed with the Securities & Exchange Commission (‘the registration statement’). These risks and uncertainties include factors relating to:

•
the timing and conduct of GSK’s and our trials of drisapersen and our other product candidates, including statements regarding the timing of initiation and completion of the trials and when results of the trials will be made public;

•	our plans to pursue research and development of our product candidates for DMD and product candidates for other indications;

•	the potential advantages of our RNA modulation therapies, in particular drisapersen and our other product candidates for DMD;

•	the clinical utility of drisapersen and our other product candidates;

•	the timing or likelihood of regulatory filings and approvals;

•	our expectations regarding regulators’ acceptance of accelerated approval pathways for our follow-on product candidates;

•
the currently ongoing evaluation of the benefit-to-risk profile of drisapersen treatment across all studies as noted below may impact the development and commercial pathway of all our product candidates;

•	our estimates regarding the market opportunity for drisapersen and our other product candidates;

•	our ability to establish sales, marketing and distribution capabilities;

•	our ability to establish and maintain manufacturing arrangements for our product candidates;

•	our intellectual property position;

•	our expectations regarding milestone, royalty and expense reimbursement payments under our GSK collaboration;

•	our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;

•	the impact of government laws and regulations;

•	our competitive position; and

•	other risk factors discussed under “Risk factors” included in the registration statement on Form F-1.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

On September 20, 2013 we announced with our partner GlaxoSmithKline (“GSK”) that the drisapersen Phase III study did not meet its primary endpoint. Together with GSK we are currently working to complete a full evaluation of the benefit-to-risk profile of drisapersen treatment across all studies (“the evaluation”) which will include analyses of pooled results from various drisapersen studies. The evaluation also includes data from DEMAND V (“DMD114876”), a Phase II placebo controlled exploratory study, which was presented at the DIA-FDA Oligonucleotide-based Therapeutics Conference in Washington DC on September 25, 2013. At the 6mg/kg/week dose, drisapersen has a 27 meter benefit over placebo on the Six-minute Walk Test (“6MWT”) in DEMAND V, which was clinically meaningful but not statistically significant. The outcome of the evaluation may have a material impact on the further development of drisapersen and other DMD compounds. A negative outcome of the evaluation could alter our development plans and financial results in the upcoming period.

Results of Operations - Comparison of the Three Months Ended September 30, 2012 and 2013

	Three months ended September 30,
	2012	2013	Change
	€ (‘000)%
License revenue	1,921	1,319	(31.3)
Collaboration revenue	380	1,060	178.9
Total revenue	2,301	2,379	3.4
Other income	170	186	9.4
Research and development expense	(3,652)	(4,919)	34.7
General and administrative expense	(906)	(1,939)	114.0
Other gains -net	150	11	(92.7)
Operating loss	(1,937)	(4,282)	121.1
Finance income	229	166	(27.5)
Finance costs	(99)	(177)	78.8
Finance income/(expense) – net	130	(11)	(108.5)
Net loss	(1,807)	(4,293)	137.6

License Revenue

License revenue decreased from €1.9 million in the three months ended September 30, 2012 to €1.3 million in the three months ended September 30, 2013. In 2009, we received a £16.0 million (€17.2 million) non-refundable upfront payment from GSK in connection with our entry into the GSK Agreement. We are recognizing this payment ratably over five years, and in the three months ended September 30, 2012 and 2013, we recognized revenue of  €0.9 million. In addition we recognized revenue of respectively €0.4 million and €1.0 million related to unconditional milestone payments received under the GSK agreement in the three months ended September 30, 2013 and September 30, 2012.

Collaboration Revenue

Collaboration revenue increased from €0.4 million in the three month period ended September 30, 2012 to €1.1 million in the three month period ended September 30, 2013 due to an increase of services provided under the GSK Agreement related to the research and development of drisapersen and PRO044.

Other Income

On August 1, 2013 we announced that we are part of a pan-European consortium which has been awarded a Framework Programme 7 (“FP7”) research grant of €6 million from the European Commission to support the ongoing clinical study of PRO045. The FP7- project is expected to run for three years. We recorded €180 thousand other income in the three months period ended September 30, 2013.

Other income for the three months ended September 30, 2012 includes €170 thousand from a donation received for research activities. To encourage research and development the company obtained certain loans that generally bear interest at a rate below the market interest rate, considered by the company to be 12% over the last four years. The difference between fair value and the notional amount at inception is treated as a donation received for certain research performed by the company.

Research and Development Expense for the three months ended September 30, 2012 and 2013

	Three months ended September 30,
	2012	2013	Change
	€ (‘000)%
DMD projects	2,258	3,354	48.5
PRO044	394	281	(28.7)
PRO045 and PRO053	812	1,022	25.9
Other DMD projects	1,052	2,051	95.0
Non-DMD projects	263	218	(17.1)
Infrastructure costs	1,131	1,347	19.1
Total	3,652	4,919	34.7

Research and development expense increased from €3.7 million in the three months ended September 30, 2012 to €4.9 million in the three months ended September 30, 2013. Our research and development expense is highly dependent on the development phases of our projects and therefore fluctuates highly from period to period.

The variances in expense between the three months ended September 30, 2012 and the corresponding period in 2013 are mainly due to the following projects:

•
DMD projects. While we incurred expenses for finalization of the preclinical safety studies for PRO045 and PRO053 in the three months ended September 30, 2012, our research and development expenses in the three months ended September 30, 2013 mainly related to the ongoing phase I/II study of PRO045 and PRO053. In both 2012 and 2013 we incurred expenses for the 3-months preclinical safety studies for PRO052 and in 2013 for preparing for these studies for PRO055.

•
Non-DMD projects. The expenses for our non-DMD projects DM1 and HD mainly consist of outsourced in vivo proof-of-concept studies and the corresponding manufacturing of the preclinical compounds in both years.

•
Infrastructure costs. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. These costs were overall higher in the third quarter of 2013 versus 2012.

General and Administrative Expense

General and administrative expense increased from €0.9 million to €1.9 million in the three months ended September 30, 2012, and 2013, respectively. The increase is primarily due to share-based compensation expense and costs associated with operating as a public company.

Other Gains/(Losses)

Other gains/(losses) mainly related to currency effects on outstanding receivables in the three months ended September 30, 2012 and were insignificant in the three months ended September 30, 2013.

Finance Income

Finance income decreased in the three months ended September 30, 2013 compared to the three months ended September 30, 2012 due to lower interest rates on cash deposits.

Finance Cost

Finance cost increased from €0.1 million in the three months ended September 30, 2012 to €0.2 million in the three months ended September 30, 2013. Higher finance costs were mainly due to new loans from patient organizations and governmental bodies in the period September 30, 2012 till September 30, 2013 for a total amount of €2.3 million.

Results of Operations - Comparison of the Nine Months Ended September 30, 2012 and 2013

	Nine months ended September 30,
	2012	2013	Change
	€ (‘000)%
License revenue	4,128	4,012	(2.8)
Collaboration revenue	1,394	2,751	97.3
Total revenue	5,522	6,763	22.5
Other income	170	220	29.4
Research and development expense	(10,153)	(13,528)	33.2
General and administrative expense	(2,870)	(5,808)	102.4
Other gains -net	165	19	(88.5)
Operating loss	(7,166)	(12,334)	72.1
Finance income	568	458	(19.4)
Finance costs	(322)	(576)	78.9
Finance income/(expense) – net	246	(118)	(148.0)
Net loss	(6,920)	(12,452)	79.9

License Revenue

License revenue decreased from €4.1 million in the nine months ended September 30, 2012 to €4.0 million in the nine months ended September 30, 2013. In 2009, we received a £16.0 million (€17.2 million) non-refundable upfront payment from GSK in connection with our entry into the GSK Agreement. We are recognizing this payment ratably over five years, and in the nine months ended September 30, 2012 and 2013, we recognized revenue of €2.6 million. In addition, we recognized revenue of €1.5 million and €1.4 million related to unconditional milestone payments received under the GSK agreement in the nine months ended September 30, 2012 and September 30, 2013.

Collaboration Revenue

Collaboration revenue increased from €1.4 million in the nine months ended September 30, 2012 to €2.8 million in the nine months ended September 30, 2013 due to an increase in services provided under the GSK Agreement related to the research and development of drisapersen and PRO044.

Other Income

On August 1, 2013 we announced that we are part of a pan-European consortium which has been awarded a Framework Programme 7 (“FP7”) research grant of €6 million from the European Commission to support the ongoing clinical study of PRO045. The FP7- project is expected to run for three years. We recorded €180 thousand other income in the nine months period ended September 30, 2013.

Other income for the nine months ended September 30, 2012 includes €170 thousand from a donation received for research activities. To encourage research and development the company obtained certain loans that generally bear interest at a rate below the market interest rate, considered by the company to be 12% over the last four years. The difference between fair value and the notional amount at inception is treated as a donation received for certain research performed by the company.

Research and Development Expense for the nine months ended September 30, 2012 and 2013

	Nine months ended September 30,
	2012	2013	Change
	€ (‘000)%
DMD projects	5,723	8,376	46.4
PRO044	1,087	952	(12.4)
PRO045 and PRO053	2,024	2,858	41.2
Other DMD projects	2,612	4,566	74.8
Non-DMD projects	891	617	(30.8)
Infrastructure costs	3,539	4,535	28.1
Total	10,153	13,528	33.2

Research and development expense increased from €10.2 million in the nine months ended September 30, 2012 to €13.5 million in the nine months ended September 30, 2013. Our research and development expense is highly dependent on the development phases of our projects and therefore fluctuates highly from period to period. The variances in expense between the nine months ended September 30, 2012 and the corresponding period in 2013 are mainly due to the following projects:

•
DMD projects. While we incurred expenses for preclinical safety studies for PRO045 and PRO053 in the nine months ended September 30, 2012, our research and development expenses in the first nine months of 2013 mainly related to the ongoing phase I/II study of PRO045 and PRO053. In the first nine months of 2013 we also incurred expenses for the 3-months preclinical safety studies for PRO052 and for preparing for these studies in PRO055.

•
Non-DMD projects. The expenses for our non-DMD projects DM1 and HD mainly consist of outsourced in vivo proof-of-concept studies and the corresponding manufacturing of the preclinical compounds in both years.

•
Infrastructure costs. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. These costs were slightly higher in 2013 versus 2012 mainly due to intellectual property expense.

General and Administrative Expense

General and administrative expense increased from €2.9 million to €5.8 million in the nine months ended September 30, 2012 and 2013, respectively. The increase is due to expenses related to the IPO for an amount of €1.4 million, higher share-based compensation expense and costs associated with operating as a public company in the nine months period ended September 30, 2013.

We expect that general and administrative expense will increase due to costs associated with operating as a public company.

Other Gains/(Losses)

Other gains/(losses) mainly related to currency effects on outstanding receivables in the three months ended September 30, 2012 and were insignificant in the three months ended September 30, 2013.

Finance Income

Finance income decreased in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 due to lower interest rates on cash deposits.

Finance Cost

Finance cost increased from €0.3 million in the nine months ended September 30, 2012 to €0.6 million in the nine months ended September 30, 2013. Higher finance costs were mainly due to new borrowings from patient organizations and governmental bodies in the period September 30, 2012 till September 30, 2013 of €2.3 million.

Liquidity and Capital Resources

To date, we have financed our operations through private placements and public offering of our equity securities, upfront, milestone and expense reimbursement payments received from GSK, as well as funding from patient organizations, governmental bodies and bank loans.

Cash Flows

Our cash and cash equivalents as of September 30, 2013 were €86.7 million. The table below summarizes our consolidated unaudited statement of cash flows for each of the nine month periods ended September 30, 2012 and 2013:

	Nine months ended September 30,
	2012	2013	Change
	€ (‘000)%
Cash (used in)/generated from operating activities	973	(17,289)	(1,876.9)
Net cash (used in)/generated from investing activities	(158)	(463)	193.0
Net cash (used in)/generated from financing activities	24,309	63,699	162.0
Net increase in cash and cash equivalents	25,124	45,947	82.9
Currency effect cash and cash equivalents	77	29	(62.3)
Cash and cash equivalents at beginning of the period	18,743	40,738	117.4
Cash and cash equivalents at end of the period	43,944	86,714	97.3

The net cash generated in operating activities of €1.0 million in the nine months ended September 30, 2012 decreased to net cash used in operating activities of €17.3 million in 2013 due to significant milestone payments received from our partner in 2012 and a higher operating loss of €5.2 million in 2013. For an explanation of the higher operating loss of €5.2 million, please see “Results of operations”.

The net cash used in investing activities increased from €0.2 million in the nine month period ended September 30, 2012 to €0.5 million in the nine month period ended September 30, 2013 due to higher investments in tangible fixed assets.

The increase in net cash generated from financing activities from €24.3 million in the nine month period ended September 30, 2012 to €63.7 million in the nine month period ended September 30, 2013 is due to €64.0 million of proceeds from issuance of share capital in the nine month period ended September 30,2013 compared to the nine month period ended September 30, 2012, which included proceeds of the private placement of Class B shares to new and existing investors for total net proceeds of €22.7 million and new other loans.

Funding Requirements

The outcome of the currently ongoing evaluation may have a material impact on the further development of drisapersen and other DMD compounds. A negative outcome of the evaluation could effect our development plans and accordingly our operating expenses and capital expenditure requirements in the upcoming period.

Our present and future funding requirements will depend on many factors, including, among other things:

•	the timing of milestone, royalty and expense reimbursement payments, if any, from GSK under the GSK Agreement;

•	the progress, timing and completion of preclinical testing and clinical trials for any current or future compounds, including our DMD compounds;

•	the number of potential new compounds we identify and decide to develop;

•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;

•
the time and costs involved in obtaining regulatory approval for our compounds and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these compounds;

•
selling and marketing activities undertaken in connection with the anticipated commercialization of our DMD compounds and any other current or future compounds and costs involved in the creation of an effective sales and marketing organization; and

•	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our products.

Capital Expenditures

The following table sets forth our capital expenditures for the nine months ended September 30, 2013 and 2012.

	Nine months ended September 30,
	2012	2013
	€ (‘000)
Purchase of tangible assets	72	622
Purchase of intangibles assets	139	37
Total	211	659

We plan to make investments during the remainder of 2013 to enhance our research and development capacity. For the nine month period ended September 30, 2013, we invested €0.7 million in tangible and intangible fixed assets.

JOBS Act Exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth Company, we are electing to take advantage of the following exemptions:

•	not providing an auditor attestation report on our system of internal controls over financial reporting;

•	not providing all of the compensation disclosure that may be required of non-emerging growth public companies under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act;

•
not disclosing certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation; and

•
not complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable. These exemptions will apply for a period of five years following the completion of our IPO or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.